EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

(Unaudited)

For the Six Months Ended June 30, 2012
Earnings:
Income before income taxes	$ 804.9
Add: Dividends from affiliates	6.3
Fixed charges	151.6

Total earnings	$ 962.8

Fixed charges:
Interest expense (a)	$ 82.5
Rent expense interest factor (b)	69.1

Total fixed charges	$ 151.6

Ratio of earnings to fixed charges	6.35x

(a)	Interest expense includes interest on third-party indebtedness.
(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.